April 14, 2006

Mr. David R. Humphrey
Branch Chief
Securities and Exchange Commission
CF/AD 5
100 F Street
Washington, DC 20549-3561

Re:	Banta Corporation (File No. 001-14637) Form 10-K for the fiscal year ended December 31, 2005

Dear Mr. Humphrey:

I have reviewed the letter from the Staff of the Securities and Exchange Commission (“SEC”) dated March 31, 2006, concerning the Annual Report on Form 10-K filed by Banta Corporation for the year ended December 31, 2005. There are seven items to which you have requested either an expanded or revised disclosure in the future, or a current response. I have responded specifically to those items below, as numbered in your letter. On Monday, April 10, 2006, I spoke with Amy Geddes. I told her of our intended responses and specifically discussed items 5 and 7. It was my impression that she understood and accepted my explanation for each of these items. She asked that I document in this letter the response provided to her verbally, and I have done so.

The numbered items set forth below repeat (in italics) the comments of the Staff, and following such comments are our responses (in regular type).

The seven items are:

2.	Please expand your disclosures to specifically describe how cash flows from discontinued operations are reported in the cash flow statement. In addition, since cash flows from discontinued operations do not appear to have been separately disclosed in the cash flow statement, please quantify them and describe how the absence of these cash flows is expected to affect future liquidity and capital resources.

We will expand our disclosure in future filings, beginning with the Quarterly Report on Form 10-Q for the first quarter of 2006.

3.	We note that you have included interest on long term debt in your table of contractual obligations; we also note from your disclosure in Note 5 on page 35 that approximately $24.228 million of your total debt outstanding accrues interest at variable rates. Please add a footnote to the interest amount included in your table explaining the methodology used in calculating such amount. This explanation should include a breakout of fixed-rate and variable-rate interest as well as the material terms of your outstanding debt.

Mr. David R. Humphrey
Securities and Exchange Commission
April 14, 2006

We will add a footnote as requested, to the table of contractual obligations in future Annual Reports on Form 10-K in response to the Staff’s comment.

4.	Please either revise your columnar headings to indicate the year-end date or define these dates and headings elsewhere in your document. Your current presentation of “2005” and “2004” is confusing given the fiscal year-end dates of December 31 and January 1, 2005.

We will revise our headings or better define the dates in future filings, beginning with the Quarterly Report on Form 10-Q for the first quarter of 2006.

5.	Refer to our previous comment 6 in letter issued May 4, 2004. From disclosures in the notes to the financial statements (e.g., Business, Revenue Recognition, Segments) and elsewhere in the narrative sections, it appears that both product sales and service revenues comprise in excess of 10% of consolidated revenues. In accordance with the guidance in Rule 5-02 (b) (1)-(2) of Regulation S-X, the consolidated statements should separately reflect product sales and service revenues as well as costs of products and costs of service revenues based on this 10% materiality threshold. In circumstances where both product and service revenues are provided to a customer under a multiple performing revenue generating activity, you should identify amounts separately attributable to the specific type of revenue in reporting their amounts. However, the allocation of a single sales price between products and services should comply with the guidance provided in EITF 00-21 in determining the respective amount of revenues. With respect to the allocation of any costs and expenses to costs of products sold and costs of service revenues, your allocation method should be based on the most reasonable method considered appropriate by management with note disclosure of the method if significant amounts are allocated under the circumstances. Please revise to provide this segregated revenue and costs of revenues data on the face of your consolidated statement of earnings, or advise accordingly.

Effective with the Annual Report on Form 10-K for the year ended January 1, 2005, we began reporting separately the revenue and costs of our services and product sales. Although we do not believe we were required to do so, because our product sales were less than ten percent of our total revenue, we chose to include such separate reporting in response to earlier comments received from the Staff. For our fiscal year ended January 1, 2005, we reported services revenue in our printing services and supply-chain management services business units, and product revenue in our health care products business unit.

Mr. David R. Humphrey
Securities and Exchange Commission
April 14, 2006

During the fiscal year ended December 31, 2005, we sold our healthcare products business unit, as described on pp. 12-14 of our Annual Report on Form 10-K for that year. With revenue from the healthcare products business unit accounted for solely in our comments concerning discontinued operations, all of our remaining revenue for fiscal year 2005 was services revenue from our printing services business units and from our supply-chain services business unit, and was reported on one line, which we labeled “Revenue”. In future filings we will label this line “Revenue from printing and supply-chain management services”. Based on the foregoing, we respectfully submit that we have complied with the prior comment of the Staff and that no amendment of our prior periodic filings is required nor is any modified disclosure in future filings necessary.

6.	Supplementally explain to us and revise your disclosure to indicate why Hungarian operations use the GBP as their functional currency.

Our facility in Hungary is operated as a division of our operations in Livingston, Scotland, which use the local currency (GBP) as the functional currency. The management and overhead associated with our Hungarian operations is primarily based in Scotland, with sales and profits recorded as part of the Scotland statutory accounts, which are denominated in GBP. These facts and circumstances led to our decision to use GBP as the functional currency for our Hungarian operations. We will include additional disclosure in future Annual Reports on Form 10-K to explain this decision.

7.	Refer to our previous comment 7 in our letter dated May 4, 2004. Expand to disclose total research and development costs for each year in which statements of earnings are presented.

We complied with the Staff’s earlier comment in our Annual Report on Form 10-K for the year ended January 1, 2005. Our R&D expenditures as a percent of revenue have continued to decrease on an annual basis over the last several years and in fiscal year 2005 were only $345,000. We considered this amount to be immaterial. Accordingly, we deleted the footnote regarding R&D expenditures in the Form 10-K for the year ended December 31, 2005. Assuming that our R&D expenditures remain at similar, immaterial levels, we will note that they are considered immaterial in future Annual Reports on Form 10-K. We respectfully submit that we have complied with the prior comment of the Staff and that no amendment of our prior periodic filings is required.

8.	We note that footnote 1 to your table on page 43 explains the difference between total segment and consolidated total as the unallocated corporate headquarters amounts and amounts related to the divested Healthcare segment, and that you then reconcile some of the totals presented in your table to the financial statements in a secondary tabular presentation. Please revise your tabular disclosure to reconcile each of the line items required under paragraph 32 of SFAS 131 in one step for clarity.

Mr. David R. Humphrey
Securities and Exchange Commission
April 14, 2006

We will revise our tabular disclosure to reconcile each of the line items in future Annual Reports on Form 10-K in response to the Staff’s comment.

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We are committed to providing our shareholders with appropriate information, and in accordance with SEC requirements. I am confident that the information above will provide the responses and additional information you have requested.

We acknowledge that the company is responsible for the adequacy and accuracy of the disclosure in our filings; that SEC Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and that the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This letter will be filed via EDGAR, as you requested.

Sincerely,

/s/ Geoffrey J. Hibner

Geoffrey J. Hibner
Chief Financial Officer

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